UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the second quarter ended June 30, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

August 9, 2004

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2004

VANCOUVER, August 9, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the second quarter ended June 30, 2004.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate.  In addition, we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method.

CONDENSED FINANCIAL RESULTS

Adjusted operating net income for the quarter ended June 30, 2004 was $1.1 million ($0.01 income per common share), as compared to an adjusted operating  net loss of $5.0 million ($0.07 loss per common share) for the same period in the prior year.  The increase in the income for the period was primarily a result of an increase in royalty revenues partially offset by an increase in operating expenditures.

Financial results used in this press release include non-GAAP measures that exclude certain charges.  Adjusted operating net income/loss excludes stock based compensation expense, foreign exchange losses relating to our domiciling of cash balances, acquisition related amortization charges and acquired in-process research and development relating to license agreements and acquisitions.  Adjusted operating net income/loss does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted operating net income to net income according to GAAP in the attached tables.

Net loss for the quarter ended June 30, 2004 according to GAAP was $9.5 million ($0.11 loss per common share), as compared to a net loss according to GAAP of $12.4 million ($0.18 loss per common share) for the same period in the prior year.  Included in the current quarter loss is a $6.4 million expense ($0.08 loss per common share) for acquired in-process research and development related to the Poly-Med license agreement.

Revenue of $13.4 million for the quarter ended June 30, 2004 included royalty revenue of $10.4 million, primarily derived from royalties received from Boston Scientific under the co-exclusive license agreement relating to sales of the TAXUS™ Express2™ (“TAXUS”) drug-eluting stent.  Product sales included sales of approved products by our subsidiaries of $3.0 million.

TAXUS related royalties of $10.0 million received during the second quarter were based on $195.9 million of worldwide TAXUS net sales, as reported to us by Boston Scientific for their first quarter ended March 31, 2004. This sales amount included sales in the United States from March 8, 2004 only, the date Boston Scientific received U.S. FDA approval.  The gross royalty rate earned in the quarter was 5.0% for sales in the United States and 5.1% for sales in other countries.  The average royalty rate will continue to increase as sales volumes increase due to the tiered royalty rate calculations on net sales as provided for in the license agreement and the growth in sales in the U.S. market now that FDA approval has been received by Boston Scientific.

For the quarter ended June 30, 2004 Boston Scientific publicly reported worldwide revenue of TAXUS systems of $597 million, of which $468 million was revenue realized from sales of systems in the U.S.  We expect to realize royalties related to Boston Scientific’s second quarter TAXUS system sales during our quarter ended September 30, 2004.

Research and development expenditures increased by approximately $3.4 million during the quarter compared to the same quarter in the prior year.  This increase was primarily due to an increase in salaries and benefit costs of $1.3 million as a result of the inclusion of STS research and development employees, an increase in stock based compensation for research and development employees and incremental costs associated with hiring new employees to support our continued expanding research and development efforts.  Selling, general and administrative expenses for the current quarter increased by $793,000 compared to the same quarter in the prior year.  The increase is mainly due to an increase in salaries and benefits, primarily due to the inclusion of STS employees and an increase in stock based compensation expense.  The increases were partially offset by the elimination of the sales and marketing function at Cohesion in April 2003 which had expenditures of $768,000 in the comparative period.

In April 2004, we entered into a license agreement with Poly-Med, Inc. and made an initial up-front license payment of $6.4 million for acquired in-process research and development.  The license agreement grants us rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies.

For the quarter ended June 30, 2004, the reported foreign exchange loss of $2.1 million was due to a weaker Canadian dollar relative to the U.S. dollar (from 0.763:1 to 0.746:1) during the quarter as applied to our Canadian dollar denominated cash and short-term investments.  For the three month period ended June 30, 2003, the reported foreign exchange loss of $5.4 million is a translation of the amount previously reported in Canadian dollars.  Investment and other income increased by $1.4 million for the three month period ended June 30, 2004 compared to the same quarter in the prior year due to the significant increase in cash and cash equivalents and short-term and long-term investments received from the public offering in October 2003 and the disposition of long term assets held for sale.

“During the second quarter of 2004, we saw the TAXUS™ Express2™ coronary stent system, which is the first medical device product to be approved for sale in the United States utilizing our platform paclitaxel technology, establish a significant market leadership position in the United States,” said Dr. William Hunter, President and CEO of Angiotech.  “The introduction of the TAXUS™ Express2™ system represents one of the largest medical product launches in history, drug or device.  We are proud that our research and technology contributions are a part of the product platform of choice for interventional cardiologists and their patients.”

“We also announced several significant transactions related to our growing orthopedics initiatives during the second quarter of 2004, including the acquisition of NeuColl, Inc. and a $25 million investment in Orthovita, Inc.  The Orthovita relationship also includes a distribution partnership for Angiotech’s hemostatic biomaterial product CoStasis®, which will be launched by Orthovita under the brand name VITAGEL™ into the spine, hip and knee surgery markets later this year.  In the product development area, during the second quarter of 2004 we completed enrollment in the European study of our paclitaxel vascular wrap program, and on July 28th our partner Cook announced commencement of the first trial of a paclitaxel-eluting stent system in patients with peripheral vascular disease.  We look forward to continued progress on our product and corporate development initiatives during the second half of 2004.”

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three Months Ended June 30, 2004			Three Months Ended June 30, 2003
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported*	Adjustments	Adjusted
REVENUE
Royalty revenue	10,408		10,408	318		318
Product sales	2,958		2,958	1,751		1,751
License fees	42		42	1,338		1,338
	13,408	-	13,408	3,407	-	3,407
EXPENSES
License and royalty fees on royalty revenue	2,129		2,129	118		118
Cost of goods sold – product sales	1,353		1,353	1,432		1,432
Research and development	6,700	(604) a	6,096	3,262	(243) a	3,019
Selling, general and administrative	4,684	(679) a	4,005	3,891	(279) a	3,612
Amortization	1,624	(855) b	769	1,966	(1,503) b	463
Acquired in-process research and development	6,375	(6,375) c	-	-		-
	22,865	(8,513)	14,352	10,669	(2,025)	8,644
Operating loss	(9,457)	8,513	(944)	(7,262)	2,025	(5,237)

Other (expenses) income:
Foreign exchange loss	(2,052)	2,052 d	-	(5,419)	5,419 d	-
Investment and other income	1,648		1,648	285		285
Interest expense – capital lease	-		-	(33)		(33)
Total other (expenses) income	(404)	2,052	1,648	(5,167)	5,419	252
Income (loss) for the period before income taxes	(9,861)	10,565	704	(12,429)	7,444	(4,985)
Income tax recovery	411		411	-		-
Income (loss) for the period	(9,450)	10,565	1,115	(12,429)	7,444	(4,985)

Basic income (loss) per common share	(0.11)		0.01	(0.18)		(0.07)
Diluted income (loss) per common share	(0.11)		0.01	(0.18)		(0.07)

Weighted average shares outstanding (000’s) - Basic	83,630		83,630	69,234		69,234
Weighted average shares outstanding (000’s) - Diluted	86,839		86,839	n/a		n/a

        * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

a.

Adjustment for stock based compensation expense

b.

Adjustment for amortization of acquisition related intangible assets and medical technologies

c.

Adjustment for in-process research and development acquired

d.

Adjustment for foreign exchange loss

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Six Months Ended June 30, 2004			Six Months Ended June 30, 2003
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported*	Adjustments	Adjusted
REVENUE
Royalty revenue	14,897		14,897	338		338
Product sales	7,080		7,080	3,579		3,579
License fees	3,307		3,307	1,838		1,838
	25,284	-	25,284	5,755	-	5,755
EXPENSES
License and royalty fees on royalty revenue	3,481		3,481	130		130
Cost of goods sold – product sales	3,513		3,513	1,874		1,874
Research and development	11,863	(1,226) a	10,637	5,839	(361) a	5,478
Selling, general and administrative	9,775	(1,234) a	8,541	8,510	(532) a	7,978
Amortization	5,811	(4,468) b	1,343	2,855	(2,059) b	796
Acquired in-process research and development	6,375	(6,375) c	-	3,555	(3,555) c	-
	40,818	(13,303)	27,515	22,763	(6,507)	16,256
Operating loss	(15,534)	13,303	(2,231)	(17,008)	6,507	(10,501)

Other (expenses) income:
Foreign exchange loss	(3,350)	3,350 d	-	(9,711)	(9,711) d	-
Investment and other income	2,921		2,921	604		604
Interest expense – capital lease	-		-	(52)		(52)
Total other (expenses) income	(429)	3,350	2,921	(9,159)	(9,711)	552
Income (loss) for the period before income taxes	(15,963)	16,653	690	(26,167)	16,218	(9,949)
Income tax recovery	315		315	-		-
Income (loss) for the period	(15,648)	16,653	1,005	(26,167)	16,218	(9,949)

Basic income (loss) per common share	(0.19)		0.01	(0.38)		(0.14)
Diluted income (loss) per common share	(0.19)		0.01	(0.38)		(0.14)

Weighted average shares outstanding (000’s) - Basic	83,506		83,506	69,379		69,379
Weighted average shares outstanding (000’s) - Diluted	86,715		86,715	n/a		n/a

        * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

a.

Adjustment for stock based compensation expense

b.

Adjustment for amortization of acquisition related intangible assets and medical technologies

c.

Adjustment for in-process research and development acquired

d.

Adjustment for foreign exchange loss

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

(in thousands of U.S.$)	June 30,	December 31,
As at	2004	2003
	$	$
ASSETS		(Restated)*
Cash and short-term investments	236,225	296,794
Other current assets	7,505	10,836
Long-term investments	46,793	16,801
Property and equipment, net	11,092	10,136
Intangible assets, net	25,626	30,094
Goodwill	28,940	30,486
Deferred income taxes	6,465	-
Restricted cash	25,000	-
Other assets	892	575
	388,538	395,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	9,342	11,543
Deferred revenue – long term portion	2,000	2,090
Deferred leasehold inducement	2,179	2,272
Deferred income taxes	5,206	2,446
Shareholders’ equity	369,811	377,371
	388,538	395,722

  * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and six months ended June 30, 2004 and the audited consolidated financial statements for the fifteen month period ended December 31, 2003. If you require a copy of Angiotech's audited consolidated financial statements for the fifteen month period ended December 31, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Monday, August 9, 2004 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at (866) 761-0748 (North America) or (617) 614-2706 (International) and entering Access Code 17568845.  A recording of the call will be available until Monday, August 16, 2004 by calling (888) 286-8010 (North America) or (617) 801-6888 (International) and entering Access Code 72689229.

Statements in this press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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